

April 7, 2014

Via E-mail
Paul Falco
Chief Executive Officer and Chairman
Cellular Concrete Technologies, Inc.
100 Pacifica Drive, Suite 130
Irvine, CA 92618

> **Re:** **Cellular Concrete Technologies, Inc.**
> **Amendment No. 6 to Form 8-K**
> **Filed March 4, 2014**
> **Form 10-Q for Quarterly Period Ended December 31, 2013**
> **Filed February 14, 2014**
> **File No. 000-54612**

Dear Mr. Falco:

We issued comments to you on the above captioned filings on March 14, 2014. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by April 21, 2014.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm, http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3617 if you have any questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief

cc: (via e-mail) Russell C. Weigel, III, P.A